EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (i) on Form S-8 (No. 333-135440) pertaining to the Consolidated Communications, Inc. 401(k) Plan and Consolidated Communications 401(k) Plan for Texas Bargaining Associates and (ii) on Form S-8 (No. 333-128934) pertaining to the Consolidated Communications Holdings, Inc. 2005 Long-Term Incentive Plan of our reports dated March 13, 2009, with respect to the consolidated financial statements and schedule of Consolidated Communications Holdings, Inc. and the effectiveness of internal control over financial reporting of Consolidated Communications Holdings, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP
St. Louis, Missouri
March 13, 2009